SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.

(Translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n

P.O. Box 837

Willemstad,

Curaçao

(599) (9) 7366277

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Annexed hereto and incorporated herein by reference are copies of the following items:

1.	Sapiens International Corporation N.V. (“Sapiens”) Notice of 2012 Annual General Meeting of Shareholders and Proxy Statement, each dated December 3, 2012, and related Proxy Card for use in connection with such meeting, being mailed to the shareholders of Sapiens in connection with Sapiens’ 2012 Annual General Meeting of Shareholders, which is scheduled to be held on December 20, 2012, annexed as Exhibit 99.1 hereto.

Exhibits

Exhibit 99.1	Notice of 2012 Annual General Meeting of Shareholders and Proxy Statement, each dated December 3, 2012, and related Proxy Card for use in connection with the 2012 Annual General Meeting of Shareholders of Sapiens, scheduled to be held on December 20, 2012.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date: December 3, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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